

Mail Stop 4546

October 31, 2016

Via E-mail
Mr. Paul S. Herendeen
Executive Vice President, Finance and Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Quebec
Canada H7L 4A8

  Re: Valeant Pharmaceuticals International, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed April 29, 2016
     File No. 001-14956

Dear Mr. Herendeen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Sharon M. Blume

       Sharon M. Blume
       Accounting Branch Chief
       Office of Healthcare and Insurance